SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL RESOLUTIONS AT ITS AGM

Ryanair Holdings PLC today (21 Sept) held its 2017 AGM at its Dublin Offices during which shareholders approved all resolutions by substantial majorities. The shareholder votes in favour of the Financial Report (99.2% in favour) and the Remuneration Report (88.7%) were passed with increased majorities compared to 2016.

Ryanair Chairman, David Bonderman, paid tribute to James Osborne, who tragically passed away in August having served as a Director of Ryanair for over 20 years, and expressed his condolences to Mr Osborne's family and friends.

Ryanair CEO Michael O'Leary apologised to shareholders, and again to customers, for the cancellation of 2,100 of its over 103,000 flights over a 6 week period in September and October, due to a failure within its pilot rostering function. Ryanair expects by the end of this week to have re-accommodated (or authorised refund requests to) over 95% of the 315,000 customers affected by these cancellations.

           ENDS

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

AGM Resolutions Comparison

	Resolution	2016	2017
1.	ACCOUNTS	99.1%	99.2%
2.	REMUN REPORT	85.2%	88.7%
3. (A.)	D. Bonderman	88.2%	89.1%
(B.)	M. Cawley	96.1%	93.7%
(C.)	C. McCreevy	95.2%	94.2%
(D.)	D. McKeon	95.1%	94.2%
(E.)	K. McLaughlin	96.1%	93.7%
(F.)	H. Millar	94.5%	92.9%
(G.)	D. Milliken	95.2%	94.2%
(H.)	M. O'Brien	99.1%	99.4%
(I.)	M. O'Leary	99.0%	99.3%
(J.)	J. O'Neill	95.2%	94.8%
(L.)	L. Phelan	96.9%	94.5%
(M.)	S. McCarthy	N/A	100.0%
4.	AUDITORS REM.	98.3%	94.8%
5.	ALLOT ORD SHARES	98.0%	98.1%
6.	DISAPPLY PRE-EMPTION RTS	99.6%	99.5%
7.	AUTH TO REPUR SHARES	N/A	99.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary